Filed by Equity Oil Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Equity Oil Company
Commission File Number: 000-00610

The following correspondence to the option holders of Equity Oil Company may be deemed to be solicitation material in respect of the proposed acquisition of Equity by Whiting Petroleum Corporation. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of Equity are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, investors and security holders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Whiting Petroleum Corporation, Attn: Corporate Secretary, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300 or from Equity Oil Company, Attn.: Corporate Secretary, 10 West Broadway, Suite 806, Salt Lake City, Utah 84110-0959.

Whiting and Equity and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Whiting’s directors and executive officers is available in its prospectus, dated November 19, 2003, filed with the SEC, and information regarding Equity’s directors and executive officers is available in its proxy statement filed with the SEC on April 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

March 22, 2004

From: Paul M. Dougan

President & Chief Executive Officer

To: Equity Employees

Subject: Option Exercise Letter

Ladies and Gentlemen:

Pursuant to the terms of the Merger Agreement with Whiting Petroleum Company ("Whiting"), we agreed to request that you cash out your options rather than convert them to Equity stock or Whiting options. Accordingly, attached is a letter agreement requesting that you consent to the cash-out of options that you currently hold to purchase Equity common stock.

The cash-out will occur at the time the merger of Equity into Whiting becomes effective. I will meet with employees in the Denver and Cody offices in the next ten days to discuss the letter agreement and to answer questions that you may have. For your information, I have signed the attached letter as it pertains to options that I hold.

Several employees have asked whether or not they can exercise vested options that they now hold prior to the time that the merger with Whiting is completed. The answer to that question is yes, subject to the pre-clearance of any exercise and sales with our counsel, Frank Gustin. If you plan to exercise your options and hold the stock, that can be done at any time, and the stock will then be treated like any other outstanding shares of Equity under the merger agreement.

It is possible that events between now and the time the merger closes will constitute inside information and you may be prevented from trading in Equity stock until the inside information is fully disclosed to the public.

Under the terms of the Merger Agreement, Equity cannot cash-out your options if you wish to exercise prior to the time that the merger closes. Therefore, your options to exercise are limited to tendering the exercise price for the option to the Company or tendering Equity stock equivalent to the exercise price.

Please call me with any questions that you may have before I have the opportunity to meet with you.

Sincerely,

/s/ Paul M. Dougan
Paul M. Dougan

To the Option Holders of Equity Oil Company:

I am writing to you today about our proposed merger with Whiting Petroleum Corporation. The boards of directors of both Equity Oil Company and Whiting have unanimously approved the agreement and plan of merger pursuant to which Whiting will acquire Equity. Whiting is a holding company for Whiting Oil and Gas Corporation which engages in oil and natural gas acquisition, exploitation and exploration activities primarily in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States. The merger is subject to certain standard closing conditions, including the approval thereof by the holders of at least two-thirds of the outstanding shares of Equity common stock, and no assurances can be given that the merger will close.

In connection with the closing of the merger, the merger agreement provides that all of your unexpired, outstanding options will vest after giving effect to the merger, if not already vested. Additionally, Equity has agreed with Whiting to use its reasonable best efforts to enter into agreements with each holder of Equity stock options to cash-out all outstanding stock options on or immediately prior to the merger closing date at the difference between the exercise price of the option (the "Option Exercise Price") and the average closing price for Whiting common stock on the New York Stock Exchange for the five business days ending on the business day immediately prior to the closing date of the merger multiplied by 0.185 (the "Average Stock Closing Price"). For example, if you have been granted a stock option to acquire 1,000 shares of Equity common stock for $2.50 per share and the Average Stock Closing Price is $4.10 ($22.18 x ..185) per share, you would receive following the closing of the merger $1,600 (before applicable federal and state taxes) for the termination and cashing-out of your Equity stock options (1,000 x ($4.10-$2.50) = $1,600).

Options Granted Under 1993 Plan. If you hold a stock option issued under the Equity Oil Company 1993 Incentive Stock Option Plan (the "1993 Plan"), Equity has the right to cause such options to be cashed-out upon the consummation of the merger with Whiting without your consent. Because we have agreed with Whiting to use our reasonable best efforts to cause all outstanding stock options to be cashed-out in connection with the closing of the merger, Equity has agreed to cause all of your unexpired and unexercised options granted under the 1993 Plan to be cashed-out pursuant to the formula set forth in the above paragraph upon the closing of the merger whether or not you execute this letter agreement. However, prior to the closing date of the merger, any such option holder has the ability to exercise such person’s options in accordance with the terms and conditions of the 1993 Plan.

Options Granted Under 2000 Plan. If you hold a stock option issued under the Equity Oil Company 2000 Stock Plan (the "2000 Plan"), Equity has the right to offer to you the opportunity to have your 2000 Plan options cashed-out at any time. Because we have agreed with Whiting to use our reasonable best efforts to cause all outstanding stock options to be cashed-out in connection with the closing of the merger, Equity is hereby offering to all 2000 Plan option holders the opportunity to receive a cash payment pursuant to the formula described in the second paragraph of this letter in exchange for the termination of their 2000 Plan options. To the extent that you choose not to have your 2000 Plan options cashed-out prior to the effective time of the merger, then those options will be converted into options to acquire shares of Whiting common stock. Such Whiting options will be issued on substantially the same terms and conditions as are applicable to your options under the 2000 Plan, except that (1) the per share exercise price of such Whiting options will equal the exercise price of the corresponding Equity option divided by 0.185 and (2) the number of shares of Whiting common stock subject to each such Whiting option will equal the number of shares covered by the corresponding Equity option multiplied by 0.185.

Because we have agreed to use our reasonable best efforts to cash out all stock options under the 1993 Plan and 2000 Plan, we are asking each option holder to countersign this letter agreement and agree to the termination of all of his or her options on the closing date of the merger in exchange for a cash payment. You are under no obligation to sign this letter agreement, and if you do not, your rights will be governed by the 1993 Plan or the 2000 Plan, as applicable. By executing this letter, you will give up, among other things, (a) your right to exercise your options prior to the closing of the merger or earlier termination of the merger agreement; and (b) if you hold options under the 2000 Plan, your right to have such options converted into options to acquire Whiting common stock as described in the preceding paragraph. By countersigning below, you hereby agree as follows:

1. Cashing Out of Options. Upon the closing of the merger, you agree that all of your then unexpired and unexercised options to acquire shares of Equity common stock will be cancelled (the "Terminated Options"). In consideration for the cancellation of your Terminated Options, Equity will cause you to receive an amount, in cash, equal to the product of (a) the difference between the Average Stock Closing Price and the applicable Option Exercise Price multiplied by (b) the number of shares covered by the applicable Terminated Options, less applicable withholding taxes (the "Cash Consideration"). If the merger closing does not occur, you will have no obligation to cancel your options and you will not receive any Cash Consideration for such options.

2. Release. Upon your receipt of the total Cash Consideration due to you in accordance with the terms of this letter agreement, you hereby unconditionally release and discharge Equity, Whiting and their affiliates, and their respective successors and assigns, and the directors, officers, employees and agents of the foregoing from, without limitation, any and all claims, awards, damages, obligations, promises, liabilities or any other compensation whatsoever, arising or in any way related to the Terminated Options or the 1993 or 2000 Plans.

3. Option Holder Representations; Warranties and Covenants. You hereby represent and warrant to Equity the following: (a) you are the record and beneficial owner and holder of your options, free and clear of all liens and encumbrances; (b) no person or entity has a right or option to purchase, acquire or encumber such options or the Cash Consideration; and (c) you are over 18 years old, of sound mind and that, to your knowledge, you are legally permitted to enter into this letter agreement. You further hereby covenant to Equity that you will not exercise any of your options to acquire shares of Equity common stock prior to the merger closing date or earlier termination of the merger agreement.

4. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of Colorado other than conflict of law provisions.

5. Termination of Letter Agreement. This letter agreement will terminate automatically in the event that the merger agreement is terminated. No additional action or notice shall be required by the parties hereto to effect such termination.

6. Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. Sufficient Information. In connection with the merger, Whiting and Equity have filed a proxy statement/ prospectus on Form S-4 with the Securities and Exchange Commission which includes Equity’s annual report for the year ended 2003 on Form 10-K. Such filings are incorporated herein by this reference thereto and contain information regarding Whiting, the merger, Equity, the risks involved in the transaction and other important information. You should carefully review such filings before determining whether or not to execute this letter agreement. If you are unable to obtain such filings, please contact Equity and we will deliver a copy to you at no charge. By your execution of this letter agreement, you represent that you have had the opportunity to review such information and consult with your legal and tax advisors prior to the delivery of your executed counterpart to this letter agreement.

Once you have countersigned this letter agreement, please fax a copy to my attention at (801) 521-3534.

___________________________________
Paul M. Dougan,
President and Chief Executive Officer
Equity Oil Company

Acknowledged and Agreed:

___________________________________

Name: _____________________________

Date: ______________________________

Number of Options: 1993 Plan ___________________

2000 Plan ___________________

This letter agreement may be deemed to be solicitation material in respect of the proposed acquisition of Equity by Whiting. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents has been filed with the SEC. Shareholders of Equity are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website, www.sec.gov, or by requesting them from Whiting Petroleum Corporation, Attn: Corporate Secretary, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300 or from Equity Oil Company, Attn.: Corporate Secretary, 10 West Broadway, Suite 806, Salt Lake City, Utah 84110-0959.